UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated December 19, 2017

File Number: 001-35785

SIBANYE GOLD LIMITED
(Translation of registrant's name into English)

Libanon Business Park
1 Hospital Street (off Cedar Avenue)
Libanon, Westonaria, 1780
South Africa

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ✓   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
_____

Sibanye Gold Limited
Trading as Sibanye-Stillwater
Incorporated in the Republic of South Africa
Registration number 2002/031431/06
Share code: SGL
ISIN – ZAE000173951
Issuer code: SGL
("Sibanye-Stillwater" or "the Group" or "the Company")

DEALING IN SECURITIES

Johannesburg, 19 December 2017. In compliance with paragraphs 3.63 to 3.74 of the Listings Requirements of JSE Limited ("the Listings Requirements") we hereby advise that Mr NJ Froneman, Chief Executive Officer of Sibanye Gold Limited has retained his Bonus Shares which were granted on 1 March 2017 ("the Grant Date") in terms of The Sibanye Gold Limited 2013 Share Plan. Mr C Keyter, Chief Financial Officer and Mr C Farrel, Company Secretary have retained and/ or sold Bonus Shares which were granted to them on 1 March 2017. Messrs C Keyter and C Farrel have sold Bonus Shares which were awarded to them in order to settle the associated tax liability.

Bonus Shares are linked to the annual bonus whereby the equivalent of two-thirds of the cash bonus is granted in Bonus Shares.

Details of the transactions are set out below:

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Retention of bonus shares
Transaction Date	15 December 2017
Number of Shares	50 701
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	 R15.0750 R15.0750 R15.0750
Total Value	R 764 317.58
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**NJ Froneman**
Position	Chief Executive Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Retention of capitalisation bonus shares in respect of previously awarded bonus shares
Transaction Date	15 December 2017
Number of Shares	1 014
Class of Security	Ordinary shares
Market Price per share: Low – High –	 R15.0750 R15.0750

VWAP –	R15.0750
Total Value	R 15286.05
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of transaction	Retention of bonus shares
Transaction Date	18 December 2017
Number of Shares	13740
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	 R15.0750 R15.0750 R15.0750
Total Value	R207 130.50
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Keyter**
Position	Chief Financial Officer
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Retention of capitalisation bonus shares in respect of previously awarded bonus shares
Transaction Date	18 December 2017
Number of Shares	273
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	 R15.0750 R15.0750 R15.0750
Total Value	R4115.48
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Keyter**
Nature of transaction	On market sale of bonus shares to cover associated tax liability.
Transaction Date	18 December 2017
Number of Shares	11614
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	 R15.50 R15.50 R15.50
Total Value	R180 017.00
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Keyter**
Nature of transaction	On market sale of capitalisation bonus shares to cover associated tax liability.
Transaction Date	18 December 2017
Number of Shares	234
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	R15.50 R15.50 R15.50
Total Value	R3 627.00
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Farrel**
Position	Company Secretary
Company	Sibanye Gold Limited
Nature of transaction	Retention of bonus shares
Transaction Date	14 December 2017
Number of Shares	3094
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	R14.9847 R14.9847 R14.9847
Total Value	R46 362.66
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Farrel**
Position	Company Secretary
Company	Sibanye Gold Limited
Nature of interest	Direct and Beneficial
Nature of transaction	Retention of capitalisation bonus shares in respect of previously awarded bonus shares
Transaction Date	14 December 2017
Number of Shares	62
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP –	R14.9847 R14.9847 R14.9847
Total Value	R929.05
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Farrel**
Nature of transaction	On market sale of bonus shares to cover associated tax liability.
Transaction Date	14 December 2017
Number of Shares	2630

Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	 R14.9700 R15.010 R14.9847
Total Value	R 39 409.76
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

Name	**C Farrel**
Nature of transaction	On market sale of capitalisation bonus shares to cover associated tax liability.
Transaction Date	14 December 2017
Number of Shares	52
Class of Security	Ordinary shares
Market Price per share: Low – High – VWAP -	 R14.9700 R15.010 R14.9847
Total Value	R779.20
Vesting Period	Vest in equal parts on 9 months and 18 months of the Grant Date.

In terms of paragraph 3.66 of the Listings Requirements, the necessary clearance to deal in the above securities has been obtained.

Contact:
James Wellsted
Head of Investor Relations
+27 (0) 83 453 4014
email: ir@sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa (Proprietary) Limited

FORWARD LOOKING STATEMENTS
This announcement includes "forward-looking statements" within the meaning of the "safe harbour" provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "target", "will", "forecast", "expect", "potential", "intend", "estimate", "anticipate", "can" and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. The forward-looking statements set out in this announcement involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Sibanye-Stillwater, that could cause Sibanye-Stillwater's actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. These forward-looking statements speak only as of the date of this announcement. Sibanye-Stillwater undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of

this announcement or to reflect the occurrence of unanticipated events, save as required by applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

SIBANYE GOLD LIMITED

Dated: December 19, 2017

By: /s/ Charl Keyter

Name: Charl Keyter
Title: Chief Financial Officer